UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 06 September 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X　　　　Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes　　　　No X



Press Release

NUM strike at Harmony continues

Johannesburg: Friday, 6 September 2013: Harmony Gold Mining Company Limited ('Harmony') advises that all of its mines, except for Kusasalethu, continue to be severely affected by the National Union of Mineworkers ('NUM') strike, which NUM members embarked on with effect from the night shift on 3 September 2013.

A revised offer has been made to NUM and they have scheduled mass meetings with their members to discuss the offer. The offer incorporates a two-year agreement.

Category 4 and 5 employees, and rock drill operators would receive increases of 8% and other employees 7.5%, effective 1 July 2013.

Employees would receive further CPI-linked increases effective 1 July 2014.

The current monthly living out allowance of R1,640 would increase to R2,000 in two R180 steps, on 1 September 2013 and 2014.

The gain share concept initially proposed has been dropped given the lack of interest at this stage from the unions.

"The offer made is fair and exactly the same one as the one put to all the other gold mining companies' operations. We trust that whatever is holding up the decision to support the offer will be resolved soon", said Graham Briggs, chief executive officer.

ends.

Issued by Harmony Gold Mining Company Limited

6 September 2013

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 6, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director